UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-41440

Virax Biolabs Group Limited

(Registrant’s Name)

BioCity Glasgow

Bo'Ness Road Newhouse

Lanarkshire, ML1 SUH

United Kingdom

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

When used in this Form 6-K, unless otherwise indicated, the terms “the Company,” “Virax,” “we,” “us” and “our” refer to Virax Biolabs Group Limited. and its subsidiaries.

Information Contained in this Form 6-K Report

On July 9, 2026, Virax Biolabs Group Limited issued a press release today announcing that its wholly owned subsidiary, Virax Biolabs (UK) Limited, has entered into an exclusive multi-country commercial supply agreement with Fosun Diagnostics for the Company’s ImmuneSelect research-use immune profiling product line. The agreement covers six Southeast Asian markets, including Thailand, Vietnam, Indonesia, the Philippines, Singapore and Malaysia, and establishes a framework for immediate product supply under purchase orders, supporting near-term potential revenue opportunities and regional commercial expansion.

A copy of the press release dated July 9, 2026 is included as Exhibit 99.1 to this report.

Exhibits

Exhibit No	Description

99.1	Press release dated July 9, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

VIRAX BIOLABS GROUP LIMITED

Date:	July 9, 2026	By:	/s/ James Foster
James Foster, Chief Executive Officer